July 8, 2024

Matthew Hinkle
Chief Financial Officer of Sponsor
Franklin Templeton Holdings Trust
c/o Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

       Re: Franklin Templeton Holdings Trust
           Form 10-K for the Fiscal Year Ended March 31, 2023
           File No. 001-41435
Dear Matthew Hinkle:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets